Exhibit 21.1

Subsidiaries of Yodle, Inc.

Subsidiary Name	Jurisdiction of Incorporation

ProfitFuel, Inc.	Delaware, United States

Lighthouse Practice Management Group, Inc.	Delaware, United States

Yodle Canada Inc.	Canada